MEMORIAL PRODUCTION PARTNERS LP
1401 MCKINNEY, SUITE 1025
HOUSTON, TEXAS 77010
August 11, 2011
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Memorial Production Partners LP Registration Statement on Form S-1 File No. 333-175090 Filed June 23, 2011
Dear Mr. Schwall:
     Set forth below are the responses of Memorial Production Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 22, 2011 with respect to the Partnership’s Form S-1 initially filed with the Commission on June 23, 2011, File No. 333-175090 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have also hand delivered three copies of this letter, Amendment No. 1, and Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.
     Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to Amendment No. 1, unless otherwise indicated.
General
1.	You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

Response: We acknowledge the Staff’s comment and have made every attempt to comply with the Staff’s requests.

H. Roger Schwall
August 11, 2011

2.	For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response: We acknowledge the Staff’s comment and have made every attempt to comply with the Staff’s requests.

3.	With your next amendment or as soon as practicable thereafter, please file all omitted exhibits and Appendix A. For example, you have not filed any material contracts, the legality opinion, the tax opinion, the partnership agreement, etc. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

Response: We acknowledge that the Staff needs sufficient time to review all exhibits before we request effectiveness of the Registration Statement. We have filed Exhibit 21.1 with Amendment No. 1 and we will file all other exhibits and Appendix A as soon as possible to allow the Staff sufficient time to review.

4.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

Response: We undertake to provide the Staff with copies of the artwork and graphics as well as accompanying captions that we propose to include in the prospectus.

5.	With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, including with regard to the adoption of any related party procedures or policies, and advise us regarding the status of your application to list on the NASDAQ Global Market. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

Response: We undertake to provide in future amendments to the Registration Statement all material information other than information we are entitled to omit pursuant to Rule 430A.

We will update our disclosure regarding our related party transactions in a future amendment to the Registration Statement.

H. Roger Schwall
August 11, 2011

We have applied to list our common units on the NASDAQ Global Market and have updated the Registration Statement accordingly. Please see the cover page and pages 17, 47 and 217. NASDAQ is currently reviewing our listing application, and we undertake to provide updated disclosure regarding the status of our listing application with each amendment to the Registration Statement.

6.	Prior to submitting a request for accelerated effectiveness of the registration statement ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Response: We will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed their review prior to the effectiveness of the Registration Statement.

7.	You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Response: We acknowledge the Staff’s comment and will include an estimated price range on the cover page in a future amendment. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

8.	In connection with the minimum quarterly distribution disclosure, we refer you to the Commission’s policy on projections in Item 10(b) of Regulation S-K.

Response: We acknowledge the Commission’s policy on projections as set forth in Item 10(b) of Regulation S-K.

9.	We refer you generally to Industry Guide 5 and Securities Act Release 33-6900. Please review all applicable requirements and provide appropriately revised disclosure. For example, note that Release 33-6900 indicates that “meticulous care should be taken to assure that investors are provided with clear, concise and understandable disclosure” as required by Commission rules. In that regard, you provide an excessively detailed Risk Factors section. The risk factors should be brief and to the point.

Response: We have carefully considered Securities Act Release 33-6900 (the “Release”) and Industry Guide 5 and believe we have satisfied all relevant requirements, as applied

H. Roger Schwall
August 11, 2011

by the Staff to offerings of common units by master limited partnerships. For example, we have, among other things:
•	made the Risk Factors beginning on page 24 as short and concise as possible as required by Section II.A.3 of the Release;

•	provided information related to “compensation to general partner and its affiliates” on pages 155, 156, 164, 165, 166 and 191 as required by Section II.B.2 of the Release;

•	provided information relating to “conflicts of interest and fiduciary duties” on pages 168-177 as required by Section II.B.2 of the Release;

•	provided information relating to “management” on pages 152-161 as required by Section II.B.2 of the Release;

•	provided a summary of our partnership agreement beginning on page 180 as required by Section II.B.2 of the Release; and

•	provided information relating to “distributions and allocations” on pages 56-93 as required by Section II.B.2 of the Release.
We have not provided the “prior performance” disclosure in tabular and narrative form as referenced in Section II.A.3.f of the Release. We believe that disclosure is not warranted because the Partnership, although structured as a limited partnership, is not a “program” as that term is used in Industry Guide 5 or the Release. For instance, the Partnership is not a commodity pool or an equipment leasing, oil and gas or real estate investment program. Rather, the Partnership is an operating business that will own and operate producing oil and natural gas properties. In contrast to “programs,” the Partnership will not generate income from trading activities or passive investments; instead, the Partnership will generate income from selling oil and natural gas produced from its properties. Additionally, the past performance of our predecessor with respect to the oil and natural gas properties to be contributed to us is already described in the Registration Statement and reflected in the historical financial statements of our predecessor included in the Registration Statement.

10.	Please provide us with all promotional and sales materials prior to their use. See Guide 5, Section 19.D. We will need sufficient time to review and comment upon all such materials.

Response: We acknowledge the Staff’s comment. We will supplementally provide the Staff with copies of the road show slides that are expected to be used in connection with our offering. We will do so sufficiently in advance of their first use to permit the Staff to complete its review of the slides.

H. Roger Schwall
August 11, 2011

11.	Revise the prospectus to provide a more complete and consistent explanation regarding your plans for growth. Describe your plans, both short- and long-term, to set aside funds or establish reserves for the purpose of acquisitions. For example, we note the following statements:
•	“We intend to reserve a substantial portion of our cash generated from operations to fund our exploitation and development capital expenditures” (pages 61);

•	“[B]ecause we will distribute all our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand their ongoing operations” (page 63);

•	“We plan to reinvest a sufficient amount of our cash flow in acquisitions in order to maintain our production and proved reserves” (page 117);

•	“Although we may make acquisitions during the twelve month forecast period ending June 30, 2012, including potential acquisitions of producing properties from Memorial Resources, we have not estimated any growth capital expenditures related to acquisitions, as we cannot be certain” (page 110);

•	“We are unlikely to be able to sustain our minimum quarterly distributions without making accretive acquisitions or capital expenditures that maintain the current production levels of our oil and natural gas properties” (page 62); and

•	“We intend to maintain our forecasted production level ... for the twelve months ending June 30, 2012 over the long term with cash generated from operations” (page 73; note that “long term” is undefined).
Response: Generally, we intend to use our cash generated from operations to pay our operating and general and administrative costs, make maintenance capital expenditures (expenditures that maintain our asset base or, in other words, replace the decline in production that occurs from producing oil and natural gas, a naturally depleting resource), and make distributions to our unitholders. We plan to spend approximately $9.2 million annually on maintenance capital expenditures, an amount that (based on our reserve reports) will enable us to maintain our targeted average net production from our oil and natural gas properties of 49 MMcfe/d through December 31, 2015. We also anticipate spending approximately $59 million on non-acquisition related growth capital expenditures over the next five years to develop our properties and increase our production above our targeted production rates. While we anticipate making all of these growth capital expenditures over the next five years and believe we have adequate external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, the timing of such expenditures are expected to be uneven. We expect to spend $1.0 million on growth capital expenditures during the forecast period.

H. Roger Schwall
August 11, 2011

While our general partner has the discretion to set aside cash reserves, we have no current intention to reserve cash for acquisitions; rather, we intend to use external financing sources (including borrowings under our new credit facility and proceeds from equity or debt offerings) instead of cash generated from operations. We have revised the Registration Statement to clarify our disclosure. Please see pages 56, 57, 58, 68, 73, 74, 105 and 106, as well as the disclosure on page 58 under the caption “Our Ability to Grow Depends on Our Ability to Access External Growth Capital” for a description of how we anticipate funding our acquisitions and other growth capital expenditures.

12.	We note that the general partner has the right in certain circumstances to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Response: We believe that the tender offer rules are not applicable to the limited call right of the general partner. Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Our partnership agreement (the instrument that governs the terms and conditions of our common units), which we will file with a later amendment to the Registration Statement, will provide our general partner or any of its affiliates with the limited call right described in the Registration Statement.

13.	We note your disclosure at pages 162 and 217 relating to a directed unit program. Please revise your disclosure to clarify who is included in the category “certain other persons associated with us.”

Response: We have revised the Registration Statement to clarify that the program will be available solely for officers and directors of our general partner. Please see our response to comment 47 below and page 217.

14.	We note your disclosure throughout the filing regarding properties owned by Memorial Resources, including estimated pro forma net proved reserves and average net pro forma production. If you choose to keep this disclosure, please revise the disclosure to clearly indicate your ownership interest in the referenced properties owned by Memorial Resources.

Response: We have revised the Registration Statement accordingly. Please see pages 3 and 128.

H. Roger Schwall
August 11, 2011

15.	Please tell us, with a view towards disclosure:
•	the location of your hydraulic fracturing activities;

•	your acreage subject to hydraulic fracturing;

•	the percentage of your reserves subject to hydraulic fracturing;

•	the anticipated costs and funding associated with hydraulic fracturing activities; and

•	whether there have been any incidents, citations or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what has been your response.
Response: Hydraulic fracturing has been a part of the completion process for substantially all wells on our producing properties, and substantially all of our properties are economically dependent on our ability to hydraulically fracture the producing formations. We are currently conducting hydraulic fracturing activity in our South and East Texas holdings. All of our leasehold acreage is currently held by production from existing wells. Therefore, fracturing is not currently required to maintain this acreage but it will be required in the future to economically develop the proved non-producing and proved undeveloped reserves associated with this acreage. We will utilize hydraulic fracturing operations on nearly all of our proved non-producing and proved undeveloped reserves, or 19% of our pro forma total estimated proved reserves as of December 31, 2010. Of our $9.2 million of estimated maintenance capital expenditures for the twelve months ending September 30, 2012, approximately $3.7 million is expected to be attributable to hydraulic fracturing.

Almost all of our hydraulic fracturing operations are conducted on vertical wells, which comprise 98% of our proved developed non-producing and proved undeveloped drilling, recompletion or development opportunities. The fracture treatments on these wells are much smaller and utilize much less water than what is typically used on most of the horizontal wells that are being drilled throughout the United States. For example, a typical hydraulic fracture stimulation on our horizontal drill wells is pumped in multiple stages, utilizing a total of 1.5 million gallons of non-potable water and 1.6 million pounds of sand or proppant. In comparison, a hydraulic fracture stimulation on one of our new vertical drill wells in South Texas would be pumped utilizing a total of 70,000 gallons of water and 150,000 pounds of sand or proppant. Hydraulic fracture stimulations for the recompletions of our existing wells would be pumped utilizing 30,000 and 200,000 gallons of non-potable water and 50,000 and 250,000 pounds of sand or proppant in our South and East Texas properties, respectively.

There have been no incidents, citations or suits related to our hydraulic fracturing operations for environmental concerns.

We have revised the Registration Statement accordingly. Please see page “Business and Properties—Operations—Hydraulic Fracturing” beginning on page 144.

H. Roger Schwall
August 11, 2011

16.	With regard to your hydraulic fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:
•	have steps in place to ensure that your drilling, casing and cementing adhere to known best practices;

•	monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.
Response: As discussed in our response to Question 15, almost all of our hydraulic fracturing operations are conducted on vertical wells; accordingly, our fracture treatments are much smaller and utilize much less water than typically used on most U.S. shale gas wells.

We follow applicable industry standard practices and legal requirements for groundwater protection in our operating areas, subject to close supervision by state and federal regulators, which conduct inspections during operations that include hydraulic fracturing. These protective measures include setting surface casing at a depth sufficient to protect fresh water zones as determined by regulatory agencies, and cementing the well to create a permanent isolating barrier between the casing pipe and surrounding geological formations. This aspect of well design essentially eliminates a pathway for the fracturing fluid to contact any aquifers during the hydraulic fracturing operations. For recompletions of existing wells, the production casing is pressure tested to ensure mechanical well integrity prior to perforating the new completion interval.

Injection rates and pressures are monitored instantaneously and in real time at the surface during our hydraulic fracturing operations. Hydraulic fracturing operations would be shut down immediately if an abrupt change occurred to the pressures.

Regulations applicable to our operating areas do not currently require, and we do not currently evaluate, the environmental impact of typical additives used in fracturing fluid. We note, however, that approximately 99% of the hydraulic fracturing fluids we use are made up of water and sand.

We attempt to minimize the use of water in our hydraulic fracturing operations and dispose of it in a way that minimizes the impact to nearby surface and ground water by disposing excess water and water that is produced back from the wells into approved disposal or injection wells. We currently do not discharge water to the surface and we

H. Roger Schwall
August 11, 2011

intend to investigate the possibility of utilizing water that is produced from wells for use in hydraulic fracturing.

We have revised the Registration Statement to include additional disclosure regarding our hydraulic fracturing operations. Please see page “Business and Properties—Operations—Hydraulic Fracturing” beginning on page 144.

17.	In addition, we note your disclosure at page 35 relating to your insurance coverage. Please revise your disclosure to discuss:
•	the applicable policy limits and deductibles related to the insurance coverage;

•	the related indemnification obligations and those of your customers, if applicable;

•	the insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	the risks for which you are insured for your hydraulic fracturing operations.
Response: We believe that we carry appropriate levels of insurance for our operations and properties, including environmental effects associated with our operations and properties. Accordingly, and in connection with our response to the Staff’s comment 24, we have revised the Registration Statement to delete the referenced disclosure.

18.	Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin where hydraulic fracturing is a method you use.

Response: In response to the Staff’s comment, we are providing supplementally to the Staff a report that contains the chemicals used in the Partnership’s hydraulic fracturing fluid formulation, including the amount used and the percentage of total volume, for representative wells in each basin in which the Partnership performs hydraulic fracturing. Please note that this report is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933, as amended and is not being filed electronically as part of this letter. We have additionally revised the disclosure on page 144 to provide additional information concerning hydraulic fracturing fluid and certain of the chemicals contained in such fluid.

Prospectus Cover Page

H. Roger Schwall
August 11, 2011

19.	Include a new bulleted risk factor here and elsewhere in your document which states explicitly that you had a shortfall in the quarter ended March 31, 2011, that would have prevented you from paying the “minimum” quarterly distribution on all units as a whole, including subordinated units. If that was not the only such quarter, specify how many of the previous four quarters would have experienced such a deficiency. We note the related disclosure at pages 13 and 66, in which you characterize the deficiency as your ability to pay a certain specified amount to the subordinated units. Recast that discussion accordingly, and provide sufficient detail in the corresponding risk factor at page 23 to make clear the extent of the deficiency in each quarter. We may have additional comments once you provide the particulars.

Response: We have revised the Registration Statement to include the appropriate risk factors. Please see the cover page and pages 6, 14, 24 and 61. We have also revised the Registration Statement to recast the discussion regarding the pro forma distribution shortfalls. Please see page 61. However, because we have not used quarter-by-quarter financial information in calculating our ability to pay quarterly distributions for the year ended December 31, 2010, we are unable to address pro forma distributions on a quarter-by-quarter basis.
Table of Contents
20.	Revise to eliminate the suggestion at page iv that the disclosure is “only” accurate as of the prospectus date.

Response: We have revised the Registration Statement accordingly. Please see page iv.
Prospectus Summary, page 1
21.	Please disclose in this section that your predecessor’s independent registered accounting firm has identified and communicated a material weakness relating to the predecessor’s internal controls and procedures.

Response: We have revised the Registration Statement accordingly. Please see page 6.

22.	Please ensure that you identify the most material risks, including in the list of risk factors the ability of your general partner in certain circumstances to (1) elect to increase distribution levels to itself, (2) cause further issuances of common units, and (3) transfer its general partner interests to a third party, in each instance without having first received approval from its conflicts committee or consent from your unitholders, as the case may be. We note your risk factor disclosure in this regard at pages 44 and 48.

Response: We have revised the Registration Statement accordingly. Please see page 6.

H. Roger Schwall
August 11, 2011

Summary Reserve and Pro Forma Operating Data, page 20
23.	Based on information contained elsewhere in your filing, we understand that the reserve quantities presented here are presented on a pro forma basis. If that is not the case, please explain to us what these amounts represent and how they were calculated. Otherwise, revise to clearly identify the amounts as being pro forma.

Response: We have revised the Registration Statement accordingly. Please see page 22.
Risk Factors, page 22
24.	As practicable, shorten your 36-page Risk Factors section. All factors should be no longer than one or two short paragraphs. Identify the risk, cross-reference additional detail elsewhere if appropriate, and eliminate all excess detail. In that regard, we note that the risk factor reference to “public company” obligations at page 51 could apply to many nascent public companies, and the risk factor at page 36 captioned “Our historical and pro forma financial information may not be representative” appears to be more of a disclaimer than a statement of risk.

Response: We have revised the Registration Statement accordingly. Please see our Risk Factors section beginning on page 24.

25.	Please provide updated disclosure regarding any pending legislation regarding hydraulic fracturing, and also eliminate from this section text which mitigates the risk you discuss. Examples of mitigating text include the clause which begins “Although we do not believe” at page 53 and your discussion of a “relief procedure” at page 57.

Response: We have revised the Registration Statement accordingly. Please see pages 34, 38, 48 and 51.
Our Cash Distribution Policy and Restrictions on Distributions, page 61
26.	Tell us whether the various presentations of pro forma and adjusted distributions included in this section have been calculated in the same manner as actual distributions will be calculated, including whether the timing of cash flows related to items such as accounts receivable and accounts payable will impact the actual calculations in a manner different than what you have shown.

Response: The presentations of cash available for distribution in this section use Adjusted EBITDA as a basis for estimation of the cash generated during the relevant periods. We believe Adjusted EBITDA generated during a particular period after deducting cash interest expense represents the amount of cash actually earned during the

H. Roger Schwall
August 11, 2011

period and is a reasonable estimate of the amount of cash actually generated during the period. With the exception of the impact of the timing of the incurrence and actual payment of accounts payable and accounts receivable, Adjusted EBITDA is adjusted to exclude non-cash items and non-routine items and, therefore, is a measure focused on the cash generated during an applicable period. We do not believe timing differences between the incurrence and payment of accounts receivable and payable will cause a material variance between our forecasted Adjusted EBITDA for the twelve months ending September 30, 2012 and the actual cash generated during such period because (1) absent a significant acquisition transaction, we do not anticipate fluctuations in our net receivables (accounts receivable less accounts payable) from the beginning of the period to the end of the period to be material in relation to the amount of cash generated during this period and (2) the timing between accrual of accounts receivables and payables and receipt or payment is relatively short (approximately 60 days). Furthermore, upon completion of the initial public offering, we intend to continue to disclose Adjusted EBITDA as the metric indicative of the amount of cash generated during a particular quarter and use such measure in making distribution decisions. Under our partnership agreement, we are not required to make a distribution in respect of a quarter until 45 days after the end of the quarter. As a result, by the time a distribution decision is made nearly all of the accounts receivable and payables generated during such quarter will have been settled and such resulting net cash will be available for distribution. Additionally, under our partnership agreement we will be permitted to use working capital borrowings to increase cash available for distributions and, given that we believe Adjusted EBITDA is the relevant metric of the amount of cash generated in respect of a particular quarter, we would expect to use working capital borrowings for that purpose if fluctuations in collections from accrual accounts cause a material reduction in cash received in that period as compared to the amount of Adjusted EBITDA generated during such period.

We have added additional disclosure to the Registration Statement noting that Adjusted EBITDA may not represent the actual cash generated during an applicable period because, among other things, of timing differences between the incurrence and actual payment of accounts payable and accounts receivable. Please see page 64.

27.	We note that the various presentations of pro forma and adjusted distributions included in this section reflect reductions for maintenance capital expenditures and not for capital expenditures beyond the maintenance level. Explain to us whether you currently plan to incur actual capital expenditures beyond the maintenance level. If so, also explain to us why you believe it is reasonable to exclude such additional expenditures in your calculations.

H. Roger Schwall
August 11, 2011

Response:

As discussed in the Registration Statement, we intend to both: (i) engage in development activities to maintain our current production rates funded by a portion of our cash flow from operations (which we refer to as “maintenance capital expenditures”) and (ii) pursue acquisition and development opportunities that grow our asset base and our cash flows funded primarily by external sources of capital (including commercial bank borrowings and the issuance of debt and equity securities) (which we refer to as “growth capital expenditures.”

The forecast presented in the Registration Statement is based on the expectation that we will at a minimum maintain our production level over the forecast period. Accordingly, our estimated cash available for distribution for the forecast period is reduced by the anticipated amount ($9.2 million) required to maintain our targeted production rate over the long term. We do not attempt to project potential growth, including growth in our production levels, revenues and cash flow, as a result of incremental growth capital expenditures or acquisitions, due in part to (a) the uneven nature of such expenditures, including the fact that only $1.0 million of the $59 million of non-acquisition related growth capital expenditures projected to be spent over the next five years is expected be spent in the forecast period, (b) the uncertainty associated with acquisitions, including the size, nature, economics, timing, availability and impact on financial results of any given acquisition during the forecast period, (c) the uncertainty of the impact of other growth capital expenditures on the financial performance of the Partnership during the forecast period and (d) the fact that any growth capital expenditures are not expected to reduce cash available for distribution given that we intend to finance such expenditures with external sources of capital. Since we intend to only pursue accretive acquisitions and accretive growth projects, we believe that any such expenditures would be expected to grow our projected Adjusted EBITDA and cash flows available for distribution.

We anticipate spending approximately $59 million on non-acquisition related growth capital expenditures over the next five years to develop our properties and increase our production above our current production levels. While we anticipate making all of these growth capital expenditures over the next five years and believe we have adequate external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, the timing of such expenditures are expected to be uneven. Since we expect to only spend $1.0 million on growth capital expenditures during the forecast period, its impact is immaterial to our Adjusted EBITDA and cash flows for distribution during the forecast period.

We have revised the Registration Statement to add additional information regarding our plans to make $59 million in non-acquisition related growth capital expenditures over the next five years, including $1.0 million in the forecast period. Please see pages 73, 74, 105 and 106.

28.	We note your disclosure on page F-14 indicating future development costs of $105 million. Explain to us how your estimated maintenance capital expenditures take into consideration these future development costs. As part of your response, please provide us your expected annual development costs for each of the next five years

H. Roger Schwall
August 11, 2011

and clarify why your estimated capital expenditures of $9.2 million for the twelve months ended June 30, 2012 are significantly lower than the implied average annual development costs of $21 million. In this regard, we note that the timing and amount of future development costs for proved undeveloped reserves should be reasonably certain.

Response: We plan to spend approximately $9.2 million annually on maintenance capital expenditures, which represents $46 million of the anticipated $105 million of future development costs over the next five years. As discussed above in our response to comment 27, we believe that this amount of annual maintenance capital expenditure will enable us to maintain our targeted average net production from our oil and gas properties of 49 MMcfe/d through December 31, 2015. In addition to this maintenance capital, the $105 million of projected capital expenditures includes approximately $59 million of anticipated growth capital expenditures. These expenditures are expected to increase our production level above the targeted production rate. While we anticipate making all of these expenditures over the next five years and have adequate external sources, including our commercial bank facility, to do so, the timing of our growth capital expenditures are expected to be uneven.

We have revised the Registration Statement to add additional information regarding our plans to make $59 million in non-acquisition related growth capital expenditures over the next five years, including $1.0 million in the forecast period. Please see pages 73, 74, 105 and 106.

29.	With a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, quantifying any shortfalls.

Response: Quarterly financial information has not been prepared by the Partnership for the most recent four fiscal quarters. Accordingly, we have not used quarter-by-quarter financial information to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each quarter during those periods. Rather, we have based our determination whether we would have generated sufficient available cash to pay the minimum quarterly distribution for each quarter during the applicable period based on financial information for the entire four quarter period. As a result, we are unable to provide the pro forma distribution amounts on a quarter-by-quarter basis. We have revised the Registration Statement to disclose this fact. Please see pages 14 and 61.

30.	If there would have been a shortfall in making distributions to all unitholders for any of the most recent four quarters, discuss this in necessary detail.

Response: Please see our response to comment 29 above.

H. Roger Schwall
August 11, 2011

31.	Rather than providing only the pro forma twelve months ending June 30, 2012, in the aggregate, also provide tabular disclosure which shows the next four fiscal quarters individually. We would expect the new tabular disclosure to support your statement at page 65 that you “will be able to fully fund [the] minimum quarterly distribution” for the next four fiscal quarters and your assertion at page 69 that you will “pay cash distributions at the [specified] minimum [amount] for each full calendar quarter in the twelve months ending June 30, 2012.”

Response: We have revised the Registration Statement accordingly. Please see pages 66 and 67.

32.	If you do not intend to provide updated information for a four quarter period that ends at least 12 full months in the future, please explain why.

Response: We intend to provide updated information for a four quarter period that ends at least 12 months in the future. Accordingly, we have revised the Registration Statement to provide information for the twelve months ending September 30, 2012.

33.	Describe in necessary detail all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we are currently negotiating the terms of our credit agreement with our lenders and that we expect to finalize those terms prior to commencement of this offering. We hereby undertake to update our disclosure to describe in necessary detail all material restrictions or limitations on the payment of distributions in our agreements, including those contained in our credit agreement, once the terms have been agreed.

34.	Revise to clarify whether the requirement described at page 65 that the general partner “must believe that the determination is in our best interest” involves a reasonableness standard of any kind.

Response: We have revised the Registration Statement to make clear that, under Delaware judicial interpretations, acting in “good faith” would generally require that the actor honestly believed that the decision was in the best interest of the Partnership. Please see pages 42, 60, 169 and 172.
Unaudited Pro Forma Cash Available for Distribution, page 67
35.	Expand the disclosure under note (3) to explain, in greater detail, how the $9.2 million amount was determined and to explain how corresponding amounts will be determined when actual distributions are calculated in future periods.

H. Roger Schwall
August 11, 2011

Response: We have revised the Registration Statement accordingly. Please see page 63.
Estimated Adjusted EBITDA, page 71
36.	We note that your Statement of Estimated Adjusted EBITDA for the twelve months ending June 30, 2012 excludes the results for the interim period ended June 30, 2011. In light of the planned timing of your offering, please tell us how you intend to inform investors of your results of operations and the sufficiency of the cash you generated or expect to generate to pay the minimum distribution for the period ended June 30, 2011.

Response:

We acknowledge that a gap will likely exist between the end of the period for which historical financial information is presented and the beginning of the forecast period. We note that a one-quarter gap between the date of the last balance sheet and the beginning of the forecast period included in a registration statement is very common in initial public offerings by master limited partnerships. Additionally, this issue is not dissimilar from the issue experienced by all companies engaged in an initial public offering with respect to the period following the end of the last historical period presented in the Registration Statement.

Based upon current information, we do not anticipate that our pro forma results of operations or cash available for distribution for the quarter ended September 30, 2011 will be materially different than our pro forma results of operations or cash available for distribution for the six months ending June 30, 2011 in terms of having sufficient cash available to pay the minimum quarterly distribution. As a result, we do not believe that the inclusion of additional pro forma results of operations for the three months ending September 30, 2011 would materially enhance our existing disclosure. Additionally, any information that would be available regarding the quarter ending September 30, 2011 prior to commencement of the offering would be preliminary in nature and would likely not benefit from the closing and review procedures associated with financial information that is included in financial statements prepared in accordance with generally accepted accounting principles and filed with the Commission. Accordingly, any such preliminary financial information may not be reliable and, as a result, may have limited utility.

As the current quarter progresses, we will continue to monitor our operations. If, as we approach requesting effectiveness of the Registration Statement, it appears that the results for the three months ending September 30, 2011 will be materially different from what a reasonable investor would expect given our pro forma results of operations and cash available for distribution for the six months ending June 30, 2011 and our forecasted cash available for distribution for each quarter in the four quarter period ending September 30, 2012, we will revise the Registration Statement accordingly. We expect that the level of disclosure would need to take into account how consistent the expected results are to the

H. Roger Schwall
August 11, 2011

previous quarters and the forecasted quarters, the timing of such disclosure (i.e. how much of the quarter has been completed) and how reliable is the financial information.
Assumptions and Considerations, page 72
37.	Revise to make clear that you discuss in this section all material assumptions and that any assumptions not discussed were not deemed to be material.

Response: We have revised the Registration Statement accordingly. Please see pages 61 and 62.
Prices, page 74
38.	We note that you calculated average NYMEX future prices for 2012 as reported on June 6, 2011. Please tell us how you plan to update the NYMEX future prices as of a date closer to the effective date of your registration statement.

Response: We have revised the Registration Statement to show NYMEX future prices as of a more recent date. Please see page 70. We will further update the calculated average NYMEX future prices on each amendment to the Registration Statement.
Lease Operating Expenses, page 78
39.	We note that your pro forma lease operating expenses are forecasted to decrease 23% from $23.8 million for the twelve months ended March 31, 2011 to $18.4 million for the twelve months ended June 30, 2012. You indicate that decrease is mainly due to lower forecasted volumes. However, we note that your volumes decreased 4% from 18,613 MMcfe to 17,887 MMcfe for the comparable periods.

We further note your disclosure on page 103 indicating that direct labor, materials and supplies remain fixed over broad production volume ranges and that production of a given volume of natural gas gets more expensive each year as the cumulative natural gas produced from a field increases. Please clarify how a 4% reduction in volumes is expected to result in a 23% decrease in lease operating expenses.

Response: We have revised the Registration Statement to make clear the nature of the differences between the pro forma and forecasted lease operating expense information. Please see pages 74, 75, 99, 100 and 104.

H. Roger Schwall
August 11, 2011

General and Administrative Expenses, page 78
40.	Please clarify how you expect to realize $2.5 million in synergies associated with the combination of Partnership Properties to offset the increased costs from being a publicly held company.

Response: We have revised the Registration Statement to make clear the nature of our forecasted general and administrative expenses. We expect that the $5 million of general and administrative expenses will consist of (i) $2.5 million of general and administrative expenses associated with being a publicly traded partnership and (ii) $2.5 million that will be allocated to us by Memorial Resource pursuant to our omnibus agreement. Pursuant to such omnibus agreement, Memorial Resource will determine and allocate in good faith the portion of its aggregate general and administrative costs that is attributable to our operations. Memorial Resource’s current intention is to allocate its general and administrative costs based on the proportion that our proved and probable reserves bears to Memorial Resource’s proved and probable reserves. We expect that the initial allocation of Memorial Resource’s general and administrative costs will be approximately 85% to Memorial Resource and 15% to the Partnership. Please see page 75.
Predecessor Results of Operations, page 112
Depreciation, Depletion, and Amortization, page 114
41.	We note your disclosure that DD&A per Mcfe decreased $3.27 to $1.86 due to an increase in proved reserves volumes between periods. With respect to the increase in proved reserves, please clarify if there was a proportional increase in capitalized costs subject to amortization.

Response: We have revised the Registration Statement to clarify that capitalized costs did not increase proportionally with the increase in our predecessor’s total proved and proved developed reserves volumes. Please see pages 110 and 111.

Please note that our capitalized costs subject to amortization increased by approximately $127.8 million, or 68%, from the beginning of the 2010 period presented to the beginning of the 2011 period presented, while our total predecessor’s proved reserves increased by approximately 142% from 66,089 MMcfe to 159,971 MMcfe and proved developed reserves increased by approximately 151% from 51,934 MMcfe to 130,195 MMcfe during the same period.
Impairment of Proved Oil and Natural Gas Properties, page 114
42.	Expand the disclosure under this heading to explain, in greater detail, the facts and circumstances that resulted in the impairment charges. The revised disclosure should identify the properties involved and should more clearly describe the specific

H. Roger Schwall
August 11, 2011

factors that resulted in the charges for each property. Similarly revise corresponding discussion in other parts of your MD&A.
Response: We have revised the Registration Statement accordingly. Please see pages 111, 113 and 115.
Directors and Executive Officers, page 155
43.	Revise to provide for each individual a complete five-year sketch which includes no gaps or ambiguities with regard to time. Please indicate the month and year each position began and ended within the five-year period.

Response: We have revised the Registration Statement accordingly. Please see pages 154 and 155.
Review, Approval or Ratification of Transactions with Related Persons, page 166
44.	We note your disclosure that the “board of directors of [y]our general partner will have a standing conflicts committee comprised of at least one independent director.” You also indicate at page 168 that you intend to have at least two independent directors comprising the committee within one year. Discuss any risks that may result from having a committee of one person determine conflicts of interest under the circumstances.

Response: We have revised the Registration Statement accordingly. Please see page 168.
Material Tax Consequences, page 194
Allocations Between Transferors and Transferees, page 207
45.	You indicate at page 207 that your income and losses will be “prorated on a monthly basis.” At page 208, you discuss a proposed safe harbor which appears to require that “such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted.”
•	Please revise to explain in greater detail the differences between the method described in the proposed safe harbor and the method you use.

•	Because (1) you indicate that “the use of this method may not be permitted under existing Treasury Regulations,” (2) the method you use appears to differ from the safe harbor method, and (3) counsel has not opined on this topic, explain in necessary detail why your management feels justified making allocations in this manner.
•	Explain further counsel’s inability to opine, clarifying whether it believes that there is a problem with the method you use.

H. Roger Schwall
August 11, 2011

Response: We generally prorate our items of income, gain, loss and deduction (“Tax Items”) between transferors and transferees of our common units each month based upon the ownership of such units on the first day of each month (the “Allocation Date”). Moreover, although our general partner may allocate certain extraordinary Tax Items to the unitholders on the Allocation Date for the month of Tax Items, we generally prorate an equal portion of our Tax Items to the holders of common units for each month that they hold our units on the Allocation Date regardless of which month they actually hold the units. For example, if a unitholder held one unit on the Allocation Date for January, that unitholder would generally be allocated one twelfth of the Tax Items attributable to that unit for that year (i.e. 30.4/365ths of such items).

Consistent with our monthly proration method, proposed Treasury regulation section 1.706-4(b)(3) provides a safe harbor pursuant to which a publicly traded partnership may treat all transfers of its publicly traded units during a calendar month as occurring on the first day of the following month under a consistent method adopted by the partnership. However, the safe harbor method provided by the proposed regulations requires Tax Items to be allocated based on the number of days that a partner is treated as holding the unit and could require the allocation of certain Tax Items which our general partner may not consider extraordinary to be allocated to the actual month of such Tax Items. Thus, a literal application of the proposed regulations would generally allow us to allocate all Tax Items on a monthly basis, but would require such tax items to be allocated among the months based on the relative number of days of each month. Stated another way, a unitholder that held units on the allocation date for January would generally be allocated 31/365ths of our tax items for that year.

This amount of recordkeeping required to comply with a literal interpretation of the proposed regulations would be commercially unfeasible, and the difference in our proration method and the method approved by the proposed regulations is not expected to result in a material difference to the actual tax liability of any of our unitholders. We note that the vast majority of similar publicly traded partnerships elect to employ monthly conventions similar to ours. Moreover, the Internal Revenue Service (“IRS”) is aware of this apparent conflict between our proration method and the safe harbor provided by the proposed regulations and is working with the industry to attempt to address the conflict.

Under rules of practice before the IRS (e.g., Circular 230, etc.) and legal canons, Akin Gump Strauss Hauer & Feld LLP cannot express a favorable opinion of any meaningful degree as to the likely tax treatment of an item absent sufficient legal authority. In the instant case, there is no statute or final Treasury regulation directly on point, nor is there any judicial precedent. No published Treasury ruling has been issued to any publicly-traded partnership addressing this issue. While favorable analogies and industry practice exist, in the absence of direct or analogous authority, Akin Gump Strauss Hauer & Feld LLP should not issue such an opinion. We believe our suggested disclosure sufficiently supports the state of this issue in the current environment. We would be pleased to discuss our basis for this conclusion and response to this matter with the Staff directly.

H. Roger Schwall
August 11, 2011

We have revised the Registration Statement accordingly. Please see page 208.

46.	Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions. For example, if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

Response: We acknowledge the Staff’s comment and undertake to file an opinion of Akin Gump Strauss Hauer & Feld LLP relating to all material tax matters on which such firm may legally opine in a timely matter as Exhibit 8.1 to the Registration Statement.
Underwriting, page 216
47.	You discuss a directed units program and state that it is “for officers, directors, employees and certain other persons associated with us.” Revise to clarify who is included in the category “certain other persons associated with us.”

Response: We have revised the Registration Statement to clarify that the program will be available for officers and directors of our general partner. Please see page 217.
Forward-Looking Statements, page 222
48.	Please eliminate the word “will” from your list of words that identify forward-looking statements.

Response: We have revised the Registration Statement accordingly. Please see page 222.
Undertakings, page II-2
49.	Provide all applicable undertakings, including those required by Item 20 to Industry Guide 5, or explain to us why you fail to provide them. See Section II.B.2.a of Securities Act Release 33-6900.

Response: We acknowledge the Staff’s comment and in accordance with Section II.B.2.a of Securities Act Release 33-6900, we have considered, and where appropriate, have complied with the requirements of Industry Guide 5. We respectfully submit that the undertakings suggested by Item 20 of Industry Guide 5 are not applicable to our offering. Item A is not applicable to our offering because it relates to securities that will be offered on a continuing basis over time, while our offering is pursuant to a firm

H. Roger Schwall
August 11, 2011

commitment underwriting. The information solicited by Item B is required disclosure pursuant to the reporting obligations under the Exchange Act, specifically the disclosures required in our annual reports on Form 10-K under Item 404 of Regulation S-K. Similarly, under the Exchange Act we will be required to provide an annual report including the Form 10-K to our common unitholders, making the undertaking suggested in Item C unnecessary. Item D is also inapplicable as it relates to an offering where money is raised but not yet committed to an investment. Finally, Item E is inapplicable as we have not filed an IRS tax ruling request.
Memorial Production Partners LP Unaudited Pro Forma Combined Financial Statements, page F-2
Note 2 — Pro Forma Adjustments and Assumptions, page F-8
50.	Please clarify that footnotes (1) and (2) to the pro forma combined balance sheet are listed in the appropriate column to reference the correct notes.

Response: We acknowledge the Staff’s comment. The table and corresponding footnotes have been removed in Amendment No. 1 because the actual amounts are reflected in the predecessor’s balance sheet at June 30, 2011.

51.	Footnotes (1) and (2) on page F-11 refer to pro forma revenues and direct operating expenses for the WHT and BP properties. However, it appears that these notes might be intended to refer to actual historical results. Review and revise as needed.

Response: We have revised the Registration Statement to clearly indicate that the amounts are actual historical results based on historical lease operating statements. Please see footnotes (1) and (2) on page F-10.
Note 4 — Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12
Estimated Quantities of Proved Oil and Natural Gas Reserves, page F-12
52.	We note the tabular presentation of reserve quantities presented on page F-13. Expand this presentation to show the underlying sources of the quantities disclosed, in a manner similar to the presentation and related footnotes appearing on pages F-4 through F-10.

Response: We have revised the Registration Statement accordingly. Please see page F-13 and F-14.

H. Roger Schwall
August 11, 2011

Predecessor Combined Balance Sheets, page F-39
53.	We note your disclosure on page 58 which indicates that you intend to use the proceeds of the offering together with borrowings under your new revolving credit facility to make a cash contribution to Memorial Resource. Since these planned distributions to owners is not reflected in the latest balance sheet of Memorial Production Partners LP Predecessor, please tell us how you considered the need to present a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet on page F-39, as contemplated by SAB Topic 1B.3. This presentation is separate from the requirement to present pro forma information in accordance with Article 11 of Regulation S-X.

Response: We acknowledge the Staff’s comment. We respectfully direct the Staff’s attention to page F-7. The net cash proceeds to be paid to Memorial Resource at the time of the offering represents a portion of the consideration to be paid for the contribution of the Partnership Properties to the Partnership from the predecessor, which is comprised of three majority-owned subsidiaries of Memorial Resource. Memorial Resource will or will cause the majority-owned subsidiaries to repay outstanding indebtedness that was incurred by the predecessor in connection with the initial acquisition of the Partnership Properties contributed to the Partnership. We believe that such cash distribution does not represent a form of dividend distribution contemplated by SAB Topic 1B.3, and as a result, we further believe that the presentation of a pro forma balance sheet reflecting a distribution accrual alongside the historical balance sheet is not appropriate.
Predecessor Combined Statements of Operations, page F-40
54.	We note that a portion of this distribution to Memorial Resource is to be paid out of proceeds of the offering. Please tell us how you considered presenting the pro forma per unit data contemplated within SAB Topic 1.B.3. Please provide us with the mechanics of your calculations as soon as they are available. You may wish to review the Discussion Document C from the SEC Regulations Committee meeting on this topic on April 17, 2007 for further guidance.

Response: We acknowledge the Staff’s comment. Please see our response to comment 53 above. We respectfully submit to the Staff that the net proceeds from the offering to be paid to Memorial Resource do not represent a form of nonreciprocal dividend contemplated by SAB 1B.3 and as further interpreted by Discussion Document C from the SEC Regulations Committee meeting on April 17, 2007.

55.	We note your disclosure on page F-2 that on April 8, 2011 you acquired the Carthage Properties. Please tell us how you considered providing historical financial statements of the business to be acquired. Refer to Article 3-05 of Regulation S-X.

H. Roger Schwall
August 11, 2011

Response: We acknowledge the Staff’s comment. In accordance with our pre-clearance letter addressed to the Commission dated March 18, 2011 and your response letter dated April 5, 2011, we have provided audited statements of revenues and direct operating expenses for the Carthage acquisition for the years ended December 31, 2010, 2009 and 2008 and unaudited interim statements of revenues and direct operating expenses for the three months ended March 31, 2011 and 2010 in Amendment No. 1. Please see pages F-83 through F-89. We note that the Article 3-05 financial statements were not included in the initial Registration Statement filing, as the external audit of those financial statements was not completed at that time.
Note 14 Supplemental Oil and Gas Information, page F-61
Oil and Natural Gas Reserves, page F-62
56.	Please modify your disclosure to separately present proved developed reserves and proved undeveloped reserves as of the beginning of the year. Refer to ASC 932-235-50-4.

Response: We have revised the Registration Statement to present proved developed reserves and proved undeveloped reserves as of the beginning of the year. Please see pages F-67 and F-68.
Engineering Comments
Overview, page 1
57.	You state here and on pages 20, 101, 129 and 140 that 81% of your reserves are proved developed. Please tell us how many of your reserves are proved developed non-producing. Please disclose this if it is material.

Response: Approximately 14% of our pro forma proved reserves (approximately 17% of our proved developed reserves) are proved developed non-producing. We have revised the Registration Statement to disclose this fact on pages 1, 97 and 126.
Oil and Natural Gas Reserves, page 125
58.	When mentioning the SEC reserve rules here and on pages F-13, F-25, F-46 and F-76 please replace the word guidelines with rules or regulations.

Response: We have revised the Registration Statement accordingly. Please see pages 121, F-12, F-26, F-50 and F-81.

H. Roger Schwall
August 11, 2011

Our Competitive Strengths, page 134
59.	If your average well life is 12 years please tell us why your reserves to production index is 17 years.

Response: The average remaining well life for our existing producing wells was 12 years at the time the reserve reports were prepared. Many of these wells have been producing for some time, thus reducing the reserves to production ratio for just our proved developed producing wells. With respect to our proved (not just proved developed producing) reserves, which includes both existing and projected production and reserves, the reserves to production ratio is higher at 17 years. We have revised the Registration Statement accordingly. Please see page 131.
Qualification of Responsible Technical Persons, page 139
60.	Please expand your disclosure to provide the qualification of the technical person for the company that oversaw the reserve estimation process. Please see Item 1202 (a)(8) of Regulation S-K.

Response: We have revised the Registration Statement accordingly. Please see pages 136 and 137.
Developed Acreage, page 143
61.	Please disclose the gross and net amount of undeveloped acreage you have by geographic area and, if material, the minimum remaining terms of leases. Please see Items 1208(b) and 1208(c)(1), (c)(2), and (c)(4) of Regulation S-K.

Response: We have revised the Registration Statement accordingly. Please see page 141.
Oil and Natural Gas Data and Operations, page 143
62.	Please disclose your present activities at the end of the fiscal year. Please see Item 1206 of Regulation S-K.

Response: We acknowledge the Staff’s comment and note that subsection (b) of such Item requires the description of present activities “at the end of the most recent fiscal year or as close to the date that the registrant files the document as reasonably possible.” Accordingly, we have included disclosure of our present drilling and other exploratory and development activities as of December 31, 2010. Please see page 142.

H. Roger Schwall
August 11, 2011

Estimated Quantities of Proved Oil and Natural Gas Reserves, page F-12
63.	Please provide the current definition of proved reserves as found in Article 4-10(a)(22) of Regulation S-X. Please include the last sentence that states “The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time” here and on pages F-62 and F-68.

Response: We have revised the Registration Statement accordingly. Please see pages F-12, F-66 and F-73.

64.	Please disclose proved developed and undeveloped reserves.

Response: We have revised the Registration Statement accordingly. Please see pages F-13 and F-14.
General
65.	Please provide us with a copy of your reserve report including cash flows for each well and proved undeveloped location.

Response: We are supplementally providing the Staff the requested report including cash flows for each well and proved undeveloped location. Please note that this report is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933, as amended and is not being filed electronically as part of this letter.
     We hereby acknowledge the Staff’s comments with respect to requesting the acceleration of the effectiveness of the Registration Statement and undertake to comply with the Staff’s request.

H. Roger Schwall
August 11, 2011
Signature Page
     If you have any questions or comments concerning these responses, please call John A. Weinzierl, our President and Chief Executive Officer, at (713) 579-5710 or John Goodgame at Akin Gump Strauss Hauer & Feld LLP at (713) 220-8144.

Sincerely, Memorial Production Partners LP

By:	Memorial Production Partners GP LLC, its general partner

By:	/s/ John A. Weinzierl
John A. Weinzierl
President and Chief Executive Officer
cc:	John Goodgame, Akin Gump Strauss Hauer & Feld LLP Douglas E. McWilliams, Vinson & Elkins L.L.P. Christopher Ray, Natural Gas Partners